NEWS RELEASE
December 1, 2009	Release 11-2009

WESTERN COPPER REACHES PERMITTING MILESTONE AT CARMACKS

VANCOUVER, B.C. Western Copper Corporation (“Western Copper” or the “Company”) (TSX:WRN) is pleased to announce that the Yukon Water Board has completed the adequacy review of the Carmacks Copper Project Type A Water Use Licence (“WUL”) application and has set an intervention deadline of January 25, 2010.

The WUL represents the final key permit required for the Carmacks Copper Project. The setting of a deadline for interventions provides a general guide as to the timing of a public hearing. Western Copper anticipates that the WUL could be issued within a period of a few months following the public hearing.

“I am glad to see that we are entering the final stages of permitting at Carmacks,” said Dale Corman, President & CEO. “We have worked closely with the Secretariat of the Yukon Water Board on this application and look forward to a timely issuance of the licence.”

The Carmacks Copper Project, located approximately 200 km north of Whitehorse, will employ up to 180 workers during operation and will produce 32 million pounds of cathode copper per year at a cash cost of US$0.84/lb of copper, based on a feasibility study completed in May 2007. The mine will require approximately 20 months for construction and will require up to 250 construction workers.

More information on the intervention and hearing process together with copies of the Carmacks Copper Type A Water Use Licence application are available at the Yukon Water Board website www.yukonwaterboard.ca.

ABOUT WESTERN COPPER CORPORATION
Western Copper is a Vancouver based exploration and development company with significant copper, gold and molybdenum resources and reserves. The Company has 100% ownership of four Canadian properties. The two most advanced projects are the Carmacks Copper Project and the Casino Project both located in the Yukon. Based on a pre-feasibility study completed in August 2008, the Casino Project is one of the world's largest open-pittable copper, gold and molybdenum deposits. For more information, visit www.westerncoppercorp.com

On behalf of the board,

“Dale Corman”
F. Dale Corman
President & CEO

For more information please contact Paul West-Sells, EVP Corporate Development or Chiara Orrigoni, Investor Relations at 604.684.9497 or email info@westerncoppercorp.com

The TSX has not reviewed and does not accept responsibility for the adequacy or accuracy of the contents of this news release.

This press release includes certain "Forward-Looking Statements" within the meaning of section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein, including without limitation, statements regarding potential mineralization and reserves, financing plans, exploration results and future plans and objectives of Western Copper are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Cautionary Note to U.S. Investors: The United States Securities and Exchange Commission permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. Certain terms, such as “measured,” “indicated,” and “inferred” “resources,” are used in the Company's disclosure documents filed in Canada that the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC. U.S. investors are urged to consider closely the disclosure in Western Copper’s Form 20-F, File No. 000-52231, which may be secured from the Company, or from the SEC’s website at http://www.sec.gov/edgar.shtml.

2050–1111 West Georgia St, Vancouver, B.C., Canada V6E 4M3 | T 604.684.9497 F 604.669.2926 | www.westerncoppercorp.com